SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2016
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: February 22, 2016

List of materials

Documents attached hereto:

i) Press release announcing Announcement of Company Split (Small-scale Company Split) from Sony Corporation into Sony Computer Entertainment Inc.

February 22, 2016
Sony Corporation

Announcement of Company Split (Small-scale Company Split) from Sony Corporation into
Sony Computer Entertainment Inc.

Sony Corporation (“Sony”) today announced that Sony Computer Entertainment Inc. (“SCEI”) will succeed to certain rights and obligations related to Sony’s network platform development and operation business by an “absorption-type company split”, as set forth below.

Certain information is omitted from this announcement since this company-split is a “small-scale company split” with Sony’s wholly-owned subsidiary.

1.	Purpose of the company-split

As part of the strategy discussed in the joint announcement made on January 26, 2016 by SCEI and Sony Network Entertainment International LLC titled “Sony Computer Entertainment and Sony Network Entertainment Announce the Formation of Sony Interactive Entertainment LLC”, Sony has decided to transfer its network platform development and operation business, which is currently overseen by the Network Entertainment Division of Sony, to SCEI. By combining the resources of Sony’s hardware, software, content and network businesses in SCEI, Sony is aiming to position the company for enhanced competitiveness, continued expansion and market leadership across these areas.

2.	Summary of the company split

(1)	Schedule of the company split
Approval of the company split agreement
	(by the representative corporate executive officer)	February 22, 2016
	Execution of the company split agreement	February 22, 2016
	Effective date of the company split	April 1, 2016 (scheduled)

*
Sony will perform the contemplated company split without obtaining shareholder approval of the company split agreement pursuant to the provisions of the “small-scale company split” as set forth in Paragraph 2 of Article 784 of the Companies Act of Japan.

(2)	Method of the company split

The method of the contemplated company split is an absorption-type company split between Sony (as the splitting company) and SCEI (as the successor company).

(3)	Details of consideration allotted upon the company split

SCEI will issue 500 common shares of SCEI to Sony upon the completion of the contemplated company split for the assets, liabilities, and other rights and obligations transferred to SCEI.

(4)	Treatment of stock acquisition rights and bonds with stock acquisition rights of the absorbed company

There will be no changes to the treatment of stock acquisition rights or bonds with stock acquisition rights of Sony upon the completion of the contemplated company split.

(5)	Increase or decrease of share capital upon the company split

There will be no increase or decrease of share capital of Sony upon the contemplated company split.

(6)	Rights and obligations to be succeeded by the successor company

SCEI, as the successor company, will succeed to certain rights and obligations related to the semiconductor business, such as assets, liabilities and agreements, as set forth in the company split agreement.

(7)	Expectation on the performance capabilities of each party’s obligations

Sony expects that the contemplated company split will have no material impact on the ability of SCEI to perform its obligations that become due after the effective date of the contemplated company split.

3.	Summary of both parties (The numbers shown below are as of March 31, 2015)

(1)	Summary of both parties

Trade name	Sony Corporation (Splitting Company)	Sony Computer Entertainment Inc. (Successor Company)
Location of head office	7-1, Konan 1-chome, Minato-ku, Tokyo, Japan	7-1, Konan 1-chome, Minato-ku, Tokyo, Japan
Title and name of Representative	Kazuo Hirai Representative Corporate Executive Officer	Andrew House President
Business	Manufacture and sale of electronic and electrical machines and equipment	Design, development, manufacture and sale of PlayStation®3-, PlayStation®Vita- and PlayStation®4-related hardware and software
Stated capital	¥ 707,038 million	¥ 100 million
Date of incorporation	May 7, 1946	April 1, 2010
Number of shares issued	1,169,773,260 shares	2,000 share
Fiscal year-end	March 31	March 31

	1 Citibank as Depositary Bank for Depositary Receipt Holders	10.93%

	2 The Master Trust Bank of Japan, Ltd. (Trust Account)	4.56%

Major shareholders and shareholding ratio	3 Japan Trustee Services Bank, Ltd. (Trust Account)	4.34%	Sony Corporation 100%

	4 Goldman, Sachs & Co. Reg	2.98%

	5 State Street Bank and Trust Company	2.17%
Net assets (negative)	¥ 2,928,469 million (consolidated) (Note)	(¥ 57,742 million) (non-consolidated)
Total assets	¥ 15,834,331 million (consolidated)	¥ 199,285 million (non-consolidated)
Net assets per share (negative)	¥ 1,982.54 (consolidated)	(¥ 28,871,443.20) (non-consolidated)
Net sales	¥ 8,215,880 million (consolidated)	¥ 811,485 million (non-consolidated)
Operating income	¥ 68,548 million (consolidated)	¥ 6,875 million (non-consolidated)
Ordinary income	¥ 39,729 million (consolidated) (Note)	¥ 2,687 million (non-consolidated)
Net income (loss)	(¥ 125,980 million) (consolidated) (Note)	¥ 3,079 million (non-consolidated)
Net income (loss) per share	(¥ 113.04) (consolidated) (Note)	¥ 1,539,598.89 (non-consolidated)

Note:
Since Sony prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States, “total equity”, “income before income taxes”, “net income (loss) attributable to Sony's stockholders” and “net income (loss) attributable to Sony's stockholders per share of common stock” are stated in place of “net assets”, “ordinary income”, “net income (loss)” and “net income (loss) per share” respectively.

(2)	Summary of business subject to the company split

a.	Business subject to the company split

Network platform development and operation business conducted by the Network Entertainment Division of Sony.

b.	Operating results of the business transferred by the company split for the fiscal year ended March 31, 2015

	Net sales:	¥ 31,000 million
	Gross Profit on Sales	¥ 30,991 million
	Operating Income	¥ 12,621 million
	Ordinary Income	¥ 12,621 million

c.	Assets and liabilities to be succeeded upon the company split (as of December 31, 2015)

	Assets:	¥ 11,051 million
	Liabilities:	¥ 0

4.	Status after the company split

There will be no changes in the trade name, the location of the head office, the title and name of representatives, the business (excluding the business transferred by the contemplated company split), the stated capital or fiscal year-end of Sony upon the completion of the contemplated company split. Upon the completion of the contemplated company split, SCEI plans to change its trade name. There will be no changes in the location of the head office, the title and name of representatives, the business (excluding the business transferred by the contemplated company split), the stated capital or fiscal year-end of SCEI upon the completion of the contemplated company split.

5.	Outlook

No material impact on Sony’s consolidated financial results is anticipated as a result of the completion of the contemplated company split.

(For reference)  Sony’s consolidated financial forecast for the fiscal year ending March 31, 2016, which was announced on January 29, 2016, and its consolidated financial results for the fiscal year ended March 31, 2015.
(Yen in billions)
	Sales and operating revenue	Operating income	Income before income taxes	Net income (loss) attributable to Sony Corporation’s stockholders
Consolidated financial forecast for the fiscal year ending March 31, 2016	7,900	320	345	140
Consolidated financial results for the fiscal year ended March 31, 2015	8,216	69	40	(126)

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